Mohawk Group Holdings, Inc.

37 E. 18th St, 7th Fl

New York, NY 10003

July 6, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0406

Re:	Mohawk Group Holdings, Inc.
Registration Statement on Form S-3
Filed July 1, 2020
Registration No. 333-239614

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mohawk Group Holdings, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-239614) of the Company, filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2020 (the “Registration Statement”), be accelerated so that such Registration Statement shall become effective at 4:30 p.m., Eastern Time, on July 8, 2020 or as soon as possible thereafter. As of the date above, there is no managing or principal underwriter for any of the Company’s securities that may be offered pursuant to the Registration Statement. Future managing or principal underwriters, if any, will be identified in a prospectus supplement to the Registration Statement at the time of the offering.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com. The Company hereby authorizes Mr. Hartlin to orally modify or withdraw this request for acceleration.

Sincerely,

MOHAWK GROUP HOLDINGS, INC.

By:	/s/ Yaniv Sarig
Yaniv Sarig
President and Chief Executive Officer

cc:	Joseph A. Risico, General Counsel

Jeffrey T. Hartlin, Esq. (Paul Hastings LLP)